SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9 (RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of Subject Company)

SPECTRALINK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847580107

(CUSIP Number of Class of Securities)

John H. Elms

Chief Executive Officer

5755 Central Avenue, Suite 202E

Boulder, CO 80301

(303) 440-5330

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark A. Leahy, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Polycom, Inc.

Acquisition of SpectraLink

Conference Call Transcript

February 7, 2007

MANAGEMENT PRESENTATION

Operator: [Operator Instructions] I would know like to turn the conference over to Bob Hagerty. Please go ahead sir.

Robert C. Hagerty, Chairman of the Board, Chief Executive Officer and President

Thank you very much. Good afternoon everyone. Thank you for joining this call to discuss Polycom’s acquisition of SpectraLink Corporation. I’m Bob Hagerty, President and CEO; and here with me is John Elms, SpectraLink’s President and CEO; Sunil Bhalla, Polycom’s Senior Vice President and General Manager of the Voice Division; and Mike Kourey, Polycom’s Chief Financial Officer.

Michael R. Kourey, Senior Vice President, Finance and Administration, Chief Financial Officer

Hello everyone.

Sunil K. Bhalla, Senior Vice President and General Manager, Voice Communications

Hello everyone.

John H. Elms, President and Chief Executive Officer, SpectraLink

Hello.

Robert C. Hagerty

We’re again augmenting today’s voice conference with a webcast. If you would like to receive the webcast, please open your web browser at this time and enter our home page, which is polycom.com, and click on SpectraLink Acquisition Call, then follow the instructions provided. For the analysts participating in the Q&A session, leave your call live so that you can use your conference call connection for the Q&A session at the end of our call. Please note that the Q&A is for financial and market research analysts. We welcome all others to listen into Q&A session.

Please also note that this entire webcast including Q&A will be maintained on Polycom’s web site for 30 days from today for your convenience and replay. Most of you participating in this call are aware of federal legislation regarding forward-looking statements. Accordingly, we’d like to note that during the course of this conference call John, Sunil, Mike and I will make forward-looking statements and present forward-looking visual materials regarding future events, anticipated future trends, future product offerings, or the future performance of Polycom or SpectraLink, including financial guidance relating to the financial impact of Polycom’s acquisition of SpectraLink that may change due to the timing of the closing of the transaction or other factors in financial guidance relating to SpectraLink’s future performance.

We also make forward-looking statements regarding expected benefits and costs of the transaction, potential product, market, strategic partner, sales and other synergies from the acquisition, management’s strategies, plans and objectives relating to the future operations, the anticipated timing of the filings and approvals relating to the acquisition, the expected timing of the completion of the transaction, the ability to complete the transaction considering the various closing conditions, including those conditions related to the anti-trust regulations, and other statements regarding our expectations, beliefs, opportunities. We wish to caution you that such statements, visual materials are just predictions that involve risks and uncertainties and that actual events or results could differ materially.

We discuss a number of those risks in our business in detail in the Company’s SEC reports, including the Company’s most recently filed quarterly report on Form 10-Q for quarter ending September 30, 2006, and any forward-looking statements must be considered in the context of such risks and uncertainties. Also, please note that Polycom’s application of U.S. generally accepted accounting principles or U.S. GAAP requires disclosure that the availability of new products, plan features and upgrades discussed during this call are subject to change or cancellation.

As many of you have seen, we are pleased to announce that we have signed an agreement to acquire SpectraLink Corporation, the leader in workplace wireless telephony. During this call, Sunil and I would like to provide you with some insight into the strategic importance of bringing SpectraLink into our company, then I’d like to give John an opportunity to provide his perspective on this acquisition and what it means for our mutual partners and customers. After John’s comments, Mike will cover the mechanics and the financial parameters of the acquisition.

Let me begin by describing the strategic benefits of the SpectraLink acquisition. First of all, the SpectraLink acquisition extends Polycom’s leading IP-based collaboration solution to the rapidly growing mobility environment. Accordingly — according to market research firm, Infonetics, wireless telephony revenues are growing at a compounded annual growth rate of 32% from 2005 to 2010, making this mobility segment one of the fastest growing markets in the IT sector. Validating this data point is the fact that our customers are already demanding wireless solutions in the enterprise and the vertical markets we serve.

Leveraging our proven strength in Polycom Voice over IP solutions, we believe this combination yields the strategic synergy of uniquely positioning Polycom as the only independent provider of both fixed and mobile solutions that seamlessly encompass voice, video and web collaboration solutions from the desktop to the meeting room to the mobile individual. Over the past several weeks, I’ve had an opportunity to get to know many of the key members of the SpectraLink team, and I have a strong appreciation for what they’ve been able accomplish to date. Once this acquisition closes, I believe that the strategic and operating synergies of this combination will drive an integrated solution that will enable Polycom to capture the full strength of the mobility opportunity of this market. As such I look forward soon to welcoming the worldwide employees of SpectraLink into Polycom.

Along those lines following the completion of the acquisition, SpectraLink will remain at its primary facilities in Boulder, Colorado and Horsens, Denmark. In addition several key employees have executed employment agreements with Polycom that are effective with the acquisition. John Elms, Ernie Sampias, SpectraLink’s CFO, will also remain for a transition period. SpectraLink will become Polycom’s wireless telephony business unit reporting to Sunil Bhalla’s Voice Division. On that note I’d like to turn the call over to Sunil to give his perspective. Sunil?

Sunil K. Bhalla

Thank you Bob. I’d like to begin by saying that as General Manager of Polycom’s Voice Division, I could not be more excited about our acquisition of SpectraLink. As I look back over the past couple of years, I have been pleased with Polycom’s rapid growth in the VoIP space. Our IP desk conference phones are sole sourced to virtually all of the IP PBX providers. In addition our award winning SIP Desktop Products have emerged as the preferred solution for VoIP managed service providers and for many of the next-gen IP telephony solutions such as Digium, Interactive Intelligence, Sphere and many others.

Last quarter we launched our HD Voice products, that take handset quality to an unprecedented level. Further we have extended our reach through our successful launch of our wide band communicator product with Skype. The net result thus far is a fast growing Polycom voice business that has begun to leverage us into unified collaboration opportunities that include our leading room based and desktop video solutions as well, but that’s not the end of it. As Polycom’s presence with our customers increases and our exposure to the CIO community grows, we are getting more and more requests that Polycom provide a full suite of mobility solutions as well. Clearly products such as our Communicator begin to address that.

Integration of the SpectraLink product line, however, extends the Polycom solution dramatically. In fact we believe that integrating SpectraLink into Polycom will yield several immediate synergies. Let me share some of those with you.

First, it will rapidly extend Polycom’s interoperability with the key SIP technology partners and service providers with the SpectraLink wireless handset solutions. Second, SpectraLink’s strength with key vertical markets such as retail, hospitality and healthcare, can be leveraged into Polycom’s core voice and video offerings. Third, this will strengthen our mutual strategic partner relationship such as Avaya, Alcatel, Cisco and Nortel, and will create new opportunities for SpectraLink with people such as Microsoft, IBM, and others as well. Fourth, we will utilize Polycom’s global channel network and high-tech sales force to sell SpectraLink mobility solutions to a broader customer set. All of these synergies deliver the opportunity for the combined company to deliver compelling, fixed and mobile solution which we believe will drive growth in both the top and bottom line.

One final note, during the process leading to this announcement, I’ve had the opportunity under NDA to discuss this extended solution with several of SpectraLink’s strategic partners and end user customers; and what I found through these discussions was beyond what I had anticipated. The reaction was essentially that they’d like to see this extended solution as quickly as possible, and that this combination will indeed deepen our strategic importance with them. As Bob stated earlier in the call, Voice over Wi-Fi is a high growth market and SpectraLink is a market leader. Once we close the acquisition and begin the integration, I’m confident that as we’ve done with fixed VoIP – the full strength of this opportunity as well. On that note, let me turn the call over to John. John?

John H. Elms

Thank you Sunil. I’d like to begin by echoing the strategic benefits that Sunil just described. The entire team at SpectraLink who have been involved in the process is excited by the obvious strategic and operating synergies of this acquisition. With Polycom’s global leadership and presence combined with SpectraLink’s unparalleled wireless telephony offering, we are confident that Polycom can capture the rapidly growing mobile voice over IP opportunity across enterprise and verticals worldwide. Along these lines we’ve already begun the integration planning process. Our management team at SpectraLink is anxious for the close of the acquisition and the opportunity to contribute to Polycom’s growth as we launch our unified solution.

Next, let me briefly provide a few SpectraLink fourth quarter financial highlights. As you may have seen, we separately issued our fourth quarter earnings in a press release this afternoon. You’ll note that revenues for the fourth quarter were $37.5 million. Sequentially down 1% from Q3 and up 24% year over year. Including our DECT business on a pro forma basis, revenues were down by 7% year over year. Non-GAAP gross margins were 54.7% in the fourth quarter and we generated non-GAPP operating margins of 11.9%. As we’ve discussed in our last earnings call, we have maintained solid cost controls that yielded a sequential reduction in non-GAAP operating expenses of about $260,000. The resulting non-GAAP diluted EPS was 15 cents, including a 2 cent favorable tax impact due to the reinstatement of the US R&D tax credit.

Looking forward to SpectraLink’s first quarter, please note that under SpectraLink’s new fiscal calendar Q1 will be the period of February 1st to April 30th. The month of January will be a stub period following our 2006 fiscal year, which ended on December 31st. As such depending on the timing of the tender process, January 2007 would be separately reported in our first quarter 10-Q as a separate month if the acquisition does not close by that time.

As a standalone entity we expect revenues for the first quarter of 2007 to be sequentially flat with Q4 2006. We anticipate our earnings per share for the period to approximately 12 to 13 cents, which is consistent with Q4 excluding the one time tax benefit we experienced interest the fourth quarter.

That said, the acquisition may close prior to the end of April depending on the timing of the tender process. In a moment, Mike Kourey will discuss Polycom’s view of SpectraLink’s contribution in the quarter of acquisition close and for 2007. Before I turn the call over to Mike, I’d like to reiterate that SpectraLink’s leadership in the enterprise wireless telephony market dovetails extremely well with Polycom’s leadership in the IP based unified collaboration market. Together with our combined intellectual property, brand, strategic partnerships, and global channel network, Polycom will be uniquely positioned to deliver an end to end fixed and wireless collaboration solution at a level that will be difficult to duplicate by others.

Mike, over to you.

Michael R. Kourey

Thank you John. Under the terms of the agreement, Polycom will commence an offer to purchase all of the outstanding shares of SpectraLink for $11.75 per share in cash. This represents an enterprise value of approximately $220 million net of existing cash and debt at SpectraLink. The acquisition has been approved by both companies board of directors and is anticipated to be completed in the second quarter of this year. Of course the close of the acquisition is subject to the tender of the majority of SpectraLink’s outstanding shares, including shares that could be issued on the exercise of SpectraLink’s outstanding options and other customary closing conditions including obtaining applicable regulatory approvals. Next I’d like to provide you with some financial perspective on this transaction. First from a revenue perspective, we anticipate SpectraLink’s to grow by approximately 6 to 7% in 2007 as we close and integrate their business into Polycom’s Voice division. Of course looking into 2008 and beyond, we anticipate that SpectraLink’s growth rate will be roughly consistent with Polycom’s organic growth rate.

In addition, for 2007 note that we plan to align SpectraLink with Polycom from the linearity point of view. In other words, today SpectraLink operates essentially as a turn’s business meaning they enter each quarter with virtually no backlog. Post closing, we plan to change that business model such that SpectraLink, the SpectraLink revenue stream carries roughly the same linearity profile including backlog as Polycom.

We believe that carrying an appropriate level of backlog improves predictability with our partners and the shareholder community. What this means is that in the quarter of the closing of the acquisition, we estimate that the revenue stream from SpectraLink will be reduced from its normal run rate by approximately 20% or 7 to $8 million. Net of this one-time impact, revenues for 2007, should increase roughly 1 to 2% from SpectraLink’s reported $145 million in revenues for 2006.

From an operating model standpoint, the SpectraLink acquisition doesn’t change any of our target percentages. Gross margins for the combined company will continue to operate in the 59 to 63% range. From an operating expense standpoint, sales and marketing will continue to operate in the range of 24 to 26%. R&D will operate in the range of 10 to 12% and G&A will operate at 5 to 6% of revenues.

As we discussed in Polycom’s last earnings call, our target is to achieve an operating margin of 20 to 22% in the intermediate turn. From a tax rate perspective, by integrating SpectraLink into Polycom’s global structure and purchasing SpectraLink with U.S. cash, we will maintain our tax rate of 28% subject of course to changes based on geographic mix or changes resulting from any new U.S. or international regulations or interpretations.

The net result we expect post-closing is that assuming a Q2 close, this acquisition will be slightly accretive in 2007. On a quarterly basis, we anticipate 4 to 5 cents of dilution in the quarter of close and a couple of cents of accretion in the quarter following close.

Finally it’s important to note that these results are being achieved with conservative operating synergies and no assumed revenue synergies. On that note, let me turn the call back over to Bob Hagerty, for closing comments.

Robert C. Hagerty

Thanks Mike. In summary, this SpectraLink acquisition yields significant strategic and operating synergies that will benefit our strategic partners, channels, respective employees and shareholders. Fixed mobility convergence is a key driver in IP based communications today, and as a result, Voice over Wi-Fi is one of the fastest growing markets in the IT sector today. Polycom is the leader in IP-based unified collaboration solutions is pleased to have SpectraLink, a leader in wireless workplace telephony become a core part of our solution. We’re looking forward to capturing the growth in this market through superior SIPP based PBX integration, managed voice solutions with our carrier partners into our combined Polycom SpectraLink sales force.

Ultimately through leveraging this acquisition, the Polycom solution will include voice, video, data collaboration whether you’re at your desk, in a meeting room or literally mobile wherever your work takes you. . Our customers are already demanding this and Polycom will leverage our success in voice and video over IP to offer this on a global basis. On that note, I’d like to open the floor for financial and market analyst for any questions you might have. For all others, we invite you to stay on the call and listen in. Of course, as we discussed earlier in the call, many of the statements we’ve made and will make during this Q&A period our forward-looking statements, which are subject to many risks and uncertainties. Is the conference call operator available at this time?.

QUESTION AND ANSWER SECTION

Operator: Yes sir. Thank you. [Operator Instructions] Our first question comes from the line of John Anthony with Cowen and Company. Please proceed with you question.

John Anthony

Good afternoon gentleman, congratulations and a couple of quick questions. Could you give us a sense for the—Mike, you indicated that you’re being somewhat conservative on the assumption of any synergies in 2007 and you’re not accounting for any cross-sell opportunities or the expansion of SpectraLink’s Distribution Channel.

Michael Kourey

That’s correct.

John Anthony

What do you guys perceive as the biggest opportunity to extend SpectraLink’s distribution, and can we also get a sense for how widely deployed SpectraLink is, either in terms of number of customers or the number of large systems over a certain size, that would be very helpful.

Michael Kourey

Here, Let’s have Sunil take a pass at that.

Sunil Bhalla

Let me address where we see the real opportunities here, which are complimentary to where SpectraLink is today. First of all, we have a huge need in our fast growing Voice-over-IP space as we address the hosted solutions in the small to medium size markets with our service provider partners. Secondly, we also see synergies in the vertical markets. Thirdly, we see synergies with our existing partner, with Avaya, Alcatel, Cisco, Nortel and others, and finally we see synergies at a global level. SpectraLink’s current product line is currently focused mainly on North America, with a little bit of revenue from the Wi-Fi line internationally, however, Polycom, as a global company can leverage our global synergies there’s. For SpectraLink’s current customers and so on, I’d like to turn it over to John.

John Elms

Thank you Sunil. With KIRK Telecom, SpectraLink has approximately in use, I would estimate 1.5 million hand-sets. You would find SpectraLink products in about 30% of the hospitals nationwide in the U.S. and in most of the big box retailers being used by the store associates in those locations.

John Anthony

Okay, and then a couple of quick follow-ups on that. Sunil, what do you see out of the opportunities you listed; what do you think your going to go after first, is it bringing them internationally or is it going into some of the vertical markets? And then, also, John, could you also expand a little bit about some of the recent announcements you made with respect to earlier this— actually, it was early January about the soft client. I’m just curious if you already have any agreements for compatible mobile devices.

Sunil Bhalla

So let me take the first one John, and you can take the next. Because of Polycom’s existing channels and relationships with our partners, we really don’t see this as too much of a serial or phase approach. We would, within the next 12 months after close look at addressing the hosted opportunity with our SIPP technology partners and service providers, while we also start working more closely with our larger iPBX partners to look for additional opportunities. We have a global sales force now. We have a global channel presence now. So we expect in the first twelve months, we will start leveraging most of that.

John Elms

Sure, and with regard to the soft phone client opportunity, we joined the Symbol technology partner program, now Motorola, some time ago. We’ve now certified our soft client on the mobile computing platforms MC50 and MC70. We see those as the first of many devices on which we would integrate the SpectraLink mobile client.

John Anthony

Great, thanks guys.

Operator: Our next question comes from line of Paul Coster of JP Morgan.

Paul Coster

Thank you. Three quick questions please. First of all, is there a break-up fee associated with the acquisition?

Michael Kourey

Yes, there is. There is a break-up fee. It is, I believe, 3.3%.

Paul Coster

Secondly, are there any material adverse condition clauses you think we should know about?

Michael Kourey

There is a standard MAC clause in the definitive agreement. And just for all of those of you that would be curious, by tomorrow we will have filed under an 8K the definitive agreement. So feel free to take a look at that when it’s filed.

Paul Coster

Okay, great. My last question is inevitably there will be some conjecture about whether there’s alternative bidders in the process. Can you just give us a sense how this deal came about, whether there was any marketing of SpectraLink to - shopping around of SpectraLink and whether there’s any other counter-bidders out there.

Michael Kourey

As far as our process got started, Sunil you’ll have to fill that in. We’ve been in dialogue with SpectraLink for quite some time. We’ve had dialogue around strategic partnering opportunities. As Sunil mentioned earlier in the call, our partners, already our voice-over IP business is our fastest growing business. And many of those partners, whether they’re the hosted site, the larger service providers, or through our strategic partnerships, they’ve been asking us for mobility component, a wider mobility component. So that drove Sunil to a – and his staff to spend time with SpectraLink for actually quite some time and that frankly heated up over the last several months into a discussion about an outright acquisition, which we’re happy culminated today. And Sunil, feel free to add to that.

Sunil Bhalla

Mike, you addressed that quite well – thank you.

Michael Kourey

[Laughter] Ok. Sorry.

Paul Coster

So there’s no bidding for SpectraLink.

Robert Hagerty

John if you could…

John Elms

Yeah, Paul, this is John. I would say to you that we receive inquiries from time to time like most companies our size. This is the only serious conversation that is going on right now. And we don’t expect any bidding to commence.

Paul Coster

Ok, Sounds like good outcome. Thank you.

Operator: Our next question comes from the line of Jason Ader from Thomas Weisel Partners. Please proceed with your question.

Jason Ader

Mike, could you repeat the commentary you said that revenues for 2007 you’re going to be up 1-2% net? I didn’t understand that.

Michael Kourey

Yeah, sorry about that. It’s probably a bit of a brainteaser. That’s definitely worth repeating; excellent question. So what we’re saying is, first of all, we’re anticipating a close in Q2. There is every reason to believe that will happen. Assuming a Q2 close, then we would assume that with the integration activities and bringing into the fold, so-to-speak, that the company revenue stream for the full year, including the period of time we didn’t own them, meaning this period right now pre-close. All in, would be a growth of 6-7%, okay, during this year of closing. And by ‘08, we expect it to approximate our standard growth rates here at Polycom. Now, we are doing a one-time adjustment, though, because the way that SpectraLink’s flow of business is today, is it is generally non-linear and it is very much a right up to the last day of the quarter kind of model and speaking probably a little too much for John, but John, please feel free to add color. And so as you know what Polycom’s has done over the last several years is we’ve really modified our model to drive further linearity in the business which is good for cost and good for predictability for our partners, both channel and end user and of course also good for the shareholder community. So, we are consciously making a one-time adjustment let’s say in the second quarter assuming second quarter of close where about 7 to $8 million will literally just be taken and from a linearity standpoint would go more into a backlog situation and it will just begin to operate a normal Polycom backlog and revenue linearity model.

So that is the target and objective and so what that does you kind of, you just to have to take that off the top. Now, the business will still be there so the 6% to 7% growth in the closing year will still be there, but it will be – just moved into a linearity and backlog model and so what that means is you would except to just see that 7 to 8 come off the top as far as revenue and so in the quarter of close that comes out, that 7 to 8, so you take the normal run-rate, take out that 7 to 8 and then you net that out we expect net of that one time kind of mechanical adjustment you could say in our linearity process and that would yield a 1% to 2% growth net.

Jason Ader

Gotcha, okay. Now, a couple of questions to follow-up on that. Why would the revenue growth only be 6% to 7% this year when it was over 40% in 2006, first question. Second question should we expect in ‘08 pretty meaningful accretion if the growth rate is the same level as Polycom’s growth rate?

Michael Kourey

So let me start at that and we will have John finish it. So as far as the revenue growth rate in ‘06 over ‘05, that included the effect of the KIRK acquisition, which is a Danish DECT company that they acquired at the beginning of ‘05 and so there’s both organic growth and inorganic growth in that. We are just wanting to make the assumptions around some of the integration activities and all of that this year and we anticipate that once we are through all of those integration activities and again as we stated and Sunil elaborated on, we’ve not assumed in our model some of the global sales force and global channel synergies, etcetera. Although obviously over some period of time we expect to garner those, we do anticipate that we’ll get through that process in ‘07 and you’ll begin to see normal growth rates moving forward in ‘08.

Jason Ader

What was the organic growth rate for SpectraLink in 2006?

John Elms

I believe the organic growth rate was approximately 10% maybe perhaps a little bit short of that. I don’t have that in front of me at the moment.

Jason Ader

Okay. So not really that different from the 2006 growth rate is what you are saying.

Michael Kourey

That’s correct.

Jason Ader

Okay. And then the accretion question, Mike?

Michael Kourey

Yeah and so clearly if its a, the way it works with the price paid and some of the modest assumptions we’ve made around the operating cost synergies, it does yield 4 to 5 cents dilution in the quarter close, a couple of cents, in the quarter after close. And yes, you are quite right. Although we’re not giving official next year guidance as you know we normally don’t. We clearly see quite an opportunity around the accretion for ‘08.

Jason Ader

And that assumes that you can get the growth rate up to, I don’t know 20%, 15-20%. Why is it going to go from under 10% to 15-20% in ‘08?

Michael Kourey

Well, there’s two elements there. One is – it actually ends up being quite accretive in ‘08, even at more modest growth rates – number 1, so that’s just good because it gives us head room. Secondly, why is the growth rate going to improve in ‘08 versus ‘07, I could make a pass at that but I think either Sunil or...

Robert Hagerty

Let me – So I mean we’ve look at — this is Bob. We’ve looked at this a number of different ways, obviously been studying it for a while. We looked at it strategically first as a part of our strategic plan and then moved to a more — to operationalize it with Sunil and John talking together and figuring this out.

But — Sunil outlined it but let me reiterate it. We have a worldwide sales force selling Voice today. We will move in — it doesn’t happen instantaneously but we’ll take the 2007 timeframe to get it on and get it enabled by our — to be sold by our international sales force, number 1.

Number 2, we’ll take that to our partnership, which is currently not buying wireless phones, and we will basically converge our code with the SpectraLink code and we’ll have a solution that will fit on our Service Provider partners and our independent SIP and Open Source PBX partners and then we believe that together – we can get in with our OEM partners and create some real innovative opportunity to grow that business for our OEM partners.

So it’s really those 3 elements that really make a logical sense for us and again that’s taking it international, it is taking it into our current partnerships where there is no revenue today for either SpectraLink or Polycom and then — and moving that – to be more innovative, with a little bit more critical mass to get with our partners and create some real innovation.

Sunil Bhalla

And Bob, I’d just like to add to that for Jason’s benefit, that Infonetics Market Research indicates that from 2005 to 2007 the CAGR in wireless telephony is about 32% and our Voice-Over IP products, actually, are growing at a pretty rapid clip. So we will benefit from the association of these Wi-Fi products with our wireline products as well.

Jason Ader

All right, I guess it’s a just a little bit of a disconnect for me because you’re talking about 32% CAGR and yet the company organically grew 10% in ‘06 and you’re talking about less than 10% in ‘07. So it just — it’s a little bit of a disconnect. I guess what I’m concerned about is that you’re betting on the synergies and you’re essentially buying a company that’s got a slower growth rate than you.

John Elms

Jason, this is John Elms. Let me add a little bit of color to that. As we grew the business over the last several years, we did that by aligning ourselves with the major telecom equipment manufacturers as we looked, as an independent company, for our next sources of growth we saw that coming from the new emerging IP and SIP switch manufacturers, hosted IP providers and the small and medium business segment, these are all places where we found Polycom particularly strong, which actually brought us together in the initial conversations in terms of a strategic partnership to move SpectraLink products through Polycom into the channels where they are strong. We see that as the next major opportunity for growth for SpectraLink and now SpectraLink in combination with Polycom.

Jason Ader

You don’t think you’ve lost share over the last couple of years? You’re pretty — you guys historically have been a strong player in the space correct?

POLYCOM®
TOGETHER, GREAT THINGS HAPPEN.

SpectraLink

VIDEO VOICE DATA WEB

Robert C. Hagerty, Chief Executive Officer
John Elms, President & CEO, SpectraLink Corporation
Michael R. Kourey, Chief Financial Officer
Sunil Bhalla, Sr. Vice President, Voice Communications
February 7, 2007

POLYCOM
TOGETHER, GREAT THINGS HAPPEN.

VIDEO VOICE DATA WEB

Safe Harbor Statement
Safe Harbor Statement
This presentation contains forward-looking statements regarding future events, anticipated future trends and growth rates, future product offerings, the future performance of the Company, including financial guidance relating to the financial impact of the Polycom acquisition of SpectraLink that may change due to the timing of the closing of the transaction or other factors and relating to the long-term operating model, and acquisition synergies, that involve known and unknown risks and uncertainties. You are cautioned that these forward-looking statements are only predictions which may differ materially from our or our industry's actual future events or results, and you should not place undue reliance on these forward-looking statements.
Many of these risks and uncertainties are discussed in our Form 10-Q for the quarter ended September 30, 2006, and other reports filed by Polycom with the SEC. The
Company disclaims any intent or obligation to update the information in this presentation.

POLYCOM
TOGETHER, GREAT THINGS HAPPEN.

VIDEO VOICE DATA WEB

Securities Law Disclosures
Securities Law Disclosures
The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877)
750-9496,
from Cowen and Company,
LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

POLYCOM
TOGETHER, GREAT THINGS HAPPEN.

VIDEO VOICE DATA WEB

Polycom Announces Agreement to Acquire
Polycom Announces Agreement to Acquire
SpectraLink
SpectraLink
SpectraLink is a Leader in Wireless Telephony
Extends Polycom VoIP Footprint to Rapidly-Growing
Mobility Environment
Positions Polycom as Only Provider of Both Fixed and Mobile
Solutions for Voice, Video, and Web Collaboration Across:
Desktop
Meeting Room
Mobile Individual
SpectraLink Units will Remain in Boulder, Colorado and Horsens,
Denmark, Reporting to Sunil Bhalla, Polycom’s SVP & GM of Voice

POLYCOM
TOGETHER, GREAT THINGS HAPPEN.

VIDEO VOICE DATA WEB

Acquisition Synergies
Acquisition Synergies
Extends Polycom Interoperability Strategy with Key SIP Technology
Partners and Service Providers
Leverages SpectraLink’s Vertical Market Strategy into Polycom’s
Core Voice and Video Offerings
Strengthens Our Mutual Strategic Partnerships with
Avaya, Alcatel, Cisco and Nortel
Opens New Partnering Opportunities for SpectraLink Product Line
with Microsoft and IBM
Utilizes Polycom’s Extensive Channel Network and Sales Force
on a Global Basis

POLYCOM
TOGETHER, GREAT THINGS HAPPEN.

VIDEO VOICE DATA WEB

SpectraLink
SpectraLink
Acquisition
Acquisition
Polycom will Commence Tender at $11.75 Per Share
Represents Enterprise Value of Approximately $220M
Polycom’s Target Operating Model Remains Unchanged
Polycom’s Tax Rate will Remain at 28%
Slightly Accretive in 2007

Safe Harbor

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements regarding the expected timetable for completing the tender offer and merger, the proposed tender offer price, SpectraLink’s expectations concerning future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, including, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many SpectraLink stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, including that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that SpectraLink’s stockholders or a governmental or regulatory authority may institute legal proceedings against the company that have a materially adverse effect on the company’s business. SpectraLink’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of its control. If the transaction does not close, SpectraLink’s stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer delays in complying with the Company’s periodic reporting requirements. For additional risk factors, please see SpectraLink’s SEC reports, including the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, which is available at the SEC’s website at http://www.sec.gov. SpectraLink disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Notice to Investors

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

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